UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019.

Commission File Number: 333-227131

FUQIN FINTECH LIMITED

(Translation of registrant’s name into English)

No.8 Guanghua Dongli

Zhonghai Guangchang, South Tower, 7th Floor

Chaoyang District, Beijing, PRC 100020

+86-010 8018 0588

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Entry into a Material Definitive Agreement.

On April 10, 2019, Fuqin Fintech Limited, (the “Company”) entered into an Amendment No. 2 to Underwriting Agreement (the “Amendment”) with Boustead Securities, LLC (the “Underwriter”) to extend the Underwriting Agreement dated December 10, 2018 in connection with Company’s proposed initial public offering (the “IPO”). Pursuant to the Amendment, the offering period of the IPO has been extended until July 29, 2019. Previously, the Company and the underwriter agreed to extend the offering period to May 30, 2019.

Concurrently, the Company and the Underwriter have promptly notified FinTech Clearing, LLC (the “Deposit Account Agent”) the extension of the IPO.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 1.1 and is incorporated herein by reference.

A copy of the press release announcing the filing of a Post Effective Amendment on Form F-1 is attached as 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amendment No.2 to Underwriting Agreement (filed as exhibit 1.3 to our Post Effective Amendment on Form F-1 (File Number: 333-227131) on April 10, 2019 and incorporated herein by reference)
99.1	Press Release - Fuqin Fintech Limited Files Post Effective Amendment to Its Form F-1 Registration Statement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2019	Fuqin Fintech Limited

	By:	/s/ Xingliang Li
	Name: Title:	Xingliang Li Chief Executive Officer

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